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                                                                EXHIBIT (A)(14)

                           TRIKON TECHNOLOGIES, INC.

                   NOTICE OF PROPOSED ISSUANCE OF SECURITIES

  Notice is hereby given to the shareholders of Trikon Technologies, Inc., a California corporation (the "Company"), of the Company's reliance upon the exception set forth in Section 4460(i)(2) of the NASD Manual to the shareholder approval requirement of Section 4460(i)(1)(A) of the NASD Manual that would otherwise apply to the issuance of restricted stock to Christopher Dobson in connection with the Exchange Offer (as described below). All information herein describing the Exchange Offer and the related transactions is qualified by reference to the Company's Issuer Tender Offer Statement on
Schedule 13E-4, filed with the Securities and Exchange Commission ("SEC") on April 14, 1998, and Amendment No. 1 to the Issuer Tender Offer Statement on
Schedule 13E-4, filed with the SEC on April 27, 1998. Copies of such Schedule 13E-4 and Amendment No. 1 may be obtained from the Company or from the web site maintained on the World Wide Web by the Securities and Exchange Commission at http://www.sec.gov.

  On April 14, 1998, the Company commenced (i) an offer to exchange each $1,000 principal amount of its 7-1/8% Convertible Subordinated Notes due October 15, 2001 (the "Notes") into (a) 262.7339 shares of its Common Stock,
(b) 34.7826 shares of its Series H Preferred Stock and (c) 0.3393 shares of its Series I Preferred Stock; (ii) a solicitation of the conversion of each share of its Series G Preferred Stock into one share of its Common Stock in exchange for a conversion payment of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock; and (iii) an offer to exchange each warrant to purchase its Common Stock issued in connection with the issuance of its Series G Preferred Stock into one share of its Common Stock (collectively referred to as the "Exchange Offer"). In connection with the Exchange Offer, the Company reached an agreement with Christopher Dobson, Chairman of the Board, Acting Chief Executive Officer and Chief Science Officer of the Company, to, among other things, issue him 5,015,811 shares of restricted Common Stock and 6,476.995 shares of restricted Series I Preferred Stock upon the consummation of the Exchange Offer. The restrictions on the Common Stock and Series I Preferred Stock issued to Mr. Dobson will lapse on the earlier of 5 years after the closing of the Exchange Offer or the sale of the Company.

  The Company has applied to The Nasdaq Stock Market for its approval of the Company's reliance upon the Section 4460(i)(2) exception and received such approval on May 7, 1998. The Company's grounds for relying upon the exception are that 1) the delay in consummating the Exchange Offer that would be caused by securing shareholder approval would seriously jeopardize the financial viability of the Company and 2) reliance by the Company upon the exception was expressly approved by all of the directors of the Company other than Mr. Dobson on May 8, 1998.

Date: May 11, 1998                        TRIKON TECHNOLOGIES, INC.